Exhibit 99.2

DirectBooking Technology Co., Ltd.

直订科技有限公司

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street, San Po Kong

Kowloon, Hong Kong

PROXY STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of	December 2, 2025
DirectBooking Technology Co., Ltd.	Hong Kong

Dear Shareholders:

You are cordially invited to attend the annual general   meeting of the shareholders of DirectBooking Technology Co., Ltd. (“Company”), which will be held at 9:00 A.M., Hong Kong Time, on December 14, 2025 (8:00 P.M. Eastern Time, on December 13, 2025), (the “Annual General Meeting”). The Annual General Meeting will be held at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong. Shareholders will be able to attend the meeting in-person and vote.

Information regarding each of the matters to be voted on at the Annual General Meeting is contained in the attached Proxy Statement and Notice of Annual General Meeting of Shareholders. We urge you to read the proxy statement carefully.

The proxy statement and proxy card are expected to be mailed to all shareholders of record on or about December 2, 2025.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE ANNUAL GENERAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE ANNUAL GENERAL MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Tan Yu
Tan Yu
Chief Executive Officer, Chairman of the Board and Director

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “COMPANY”)

DirectBooking Technology Co., Ltd.

TIME:	9:00 A.M., Hong Kong Time, on December 14, 2025 (8:00 P.M., Eastern Time, on December 13, 2025)

PLACE:	Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong

ITEMS OF BUSINESS:

Proposal One	RESOLVED as an ordinary resolution that the authorized share capital of the Company be amended in the following manner and sequence (collectively, “Share Capital Changes”) with immediate effect:

(i)	the Company’s authorized share capital be increased from US$50,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.00005 each to US$250,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00005 each, by the creation of an additional 4,000,000,000 ordinary shares of a par value of US$0.00005 each;

(ii)	4,000,000,000 authorized ordinary shares of par value US$0.00005 each (including all of the existing issued ordinary shares) in the Company be re-designated and re-classified as 4,000,000,000 class A ordinary shares of par value US$0.00005 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as such class A ordinary shares; and

(iii)	1,000,000,000 authorized but unissued ordinary shares of par value of US$0.00005 each in the Company be cancelled and a new class of shares comprising of 1,000,000,000 class B ordinary shares of par value US$0.00005 each (the “Class B Ordinary Shares”), which will be entitled to fifty (50) votes per share, with the rights and privileges as set out in the Second Amended M&A (as defined below) be created, such that the authorized share capital of the Company shall become US$250,000 divided into (i) 4,000,000,000 class A ordinary shares of par value US$0.00005 each and (ii) 1,000,000,000 class B ordinary shares of par value US$0.00005 each.

Proposal Two

RESOLVED as a special resolution that the second amended and restated memorandum and articles of association of the Company as set forth in Appendix A to the notice of annual general meeting and the proxy statement (the “Second Amended M&A”) be adopted in in substitution for and to the exclusion of the memorandum and articles of association of the company currently in effect in its entirety with effect upon the Share Capital Changes taking effect.

Proposal Three

RESOLVED as an ordinary resolution that following the Share Capital Changes and conditional upon the approval of the Board of Directors, on an effective date within one (1) calendar year after the conclusion of the Annual General Meeting to be determined by the Board of Directors, whereby:

(i)	every one thousand (1,000) then existing issued and unissued class A ordinary shares of US$0.00005 par value each, or such lesser whole number of shares of not being less than two (2) as the Board of Directors may determine in its sole discretion, be consolidated into one (1) class A ordinary share (the “Consolidated Class A Ordinary Shares”), where such Consolidated Class A Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the then existing class A ordinary shares of the Company as set out in the Second Amended M&A;

(ii)	every one thousand (1,000) then existing issued and unissued class B ordinary shares of US$0.00005 par value each, or such lesser whole number of shares of not being less than two (2) as the Board of Directors may determine in its sole discretion, be consolidated into one (1) class B ordinary share (the “Consolidated Class B Ordinary Shares”), where such Consolidated Class B Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the then existing class B ordinary shares of the Company as set out in the Second Amended M&A;

(collectively, the “Share Consolidation”)

(iii)	all fractional entitlements to the issued Consolidated Class A Ordinary Shares and Consolidated Class B Ordinary Shares as resulted from the Share Consolidation will not be issued to the Shareholders and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number; and

(iv)	the Board of Directors be authorized and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the definitive ratio of the Share Consolidation, the effective date of the Share Consolidation and any other changes to the Company’s authorized share capital in connection with and as necessary to effect the Share Consolidation.

Proposal Four

RESOLVED as special resolution that subject to and immediately following the Share Consolidation being effected, the relevant provisions of the memorandum and articles of association of the Company then in effect be amended to reflect the Share Consolidation.

WHO MAY VOTE:	You may vote if you were a shareholder of record on November 10, 2025.

DATE OF MAILING	This notice, proxy statement and form of amended and restated memorandum and articles of association are first being mailed to shareholders on or about December 2, 2025.

By order of the Board of Directors,

/s/ Tan Yu
Tan Yu
Chief Executive Officer, Chairman of the Board and Director

Hong Kong

December 2, 2025

ABOUT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

What is this proxy statement?

You have received this proxy statement because our Board of Directors is soliciting your proxy to vote your shares at the Annual General Meeting. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What am I voting on?

You will be voting on the following described in this proxy statement:

Proposal One	RESOLVED as an ordinary resolution that the authorized share capital of the Company be amended in the following manner and sequence (collectively, “Share Capital Changes”) with immediate effect:

(i)	the Company’s authorized share capital be increased from US$50,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.00005 each to US$250,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00005 each, by the creation of an additional 4,000,000,000 ordinary shares of a par value of US$0.00005 each;

(ii)	4,000,000,000 authorized ordinary shares of par value US$0.00005 each (including all of the existing issued ordinary shares) in the Company be re-designated and re-classified as 4,000,000,000 class A ordinary shares of par value US$0.00005 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as such class A ordinary shares; and

(iii)	1,000,000,000 authorized but unissued ordinary shares of par value of US$0.00005 each in the Company be cancelled and a new class of shares comprising of 1,000,000,000 class B ordinary shares of par value US$0.00005 each (the “Class B Ordinary Shares”), which will be entitled to fifty (50) votes per share, with the rights and privileges as set out in the Second Amended M&A (as defined below) be created, such that the authorized share capital of the Company shall become US$250,000 divided into (i) 4,000,000,000 class A ordinary shares of par value US$0.00005 each and (ii) 1,000,000,000 class B ordinary shares of par value US$0.00005 each.

Proposal Two

RESOLVED as a special resolution that the second amended and restated memorandum and articles of association of the Company as set forth in Appendix A to the notice of annual general meeting and the proxy statement (the “Second Amended M&A”) be adopted in in substitution for and to the exclusion of the memorandum and articles of association of the company currently in effect in its entirety with effect upon the Share Capital Changes taking effect.

Proposal Three	RESOLVED as an ordinary resolution that following the Share Capital Changes and conditional upon the approval of the Board of Directors, on an effective date within one (1) calendar year after the conclusion of the Annual General Meeting to be determined by the Board of Directors, whereby:

(i)	every one thousand (1,000) then existing issued and unissued class A ordinary shares of US$0.00005 par value each, or such lesser whole number of shares of not being less than two (2) as the Board of Directors may determine in its sole discretion, be consolidated into one (1) class A ordinary share (the “Consolidated Class A Ordinary Shares”), where such Consolidated Class A Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the then existing class A ordinary shares of the Company as set out in the Second Amended M&A;

(ii)	every one thousand (1,000) then existing issued and unissued class B ordinary shares of US$0.00005 par value each, or such lesser whole number of shares of not being less than two (2) as the Board of Directors may determine in its sole discretion, be consolidated into one (1) class B ordinary share (the “Consolidated Class B Ordinary Shares”), where such Consolidated Class B Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the then existing class B ordinary shares of the Company as set out in the Second Amended M&A;

(collectively, the “Share Consolidation”)

(iii)	all fractional entitlements to the issued Consolidated Class A Ordinary Shares and Consolidated Class B Ordinary Shares as resulted from the Share Consolidation will not be issued to the Shareholders and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number; and

(iv)	the Board of Directors be authorized and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the definitive ratio of the Share Consolidation, the effective date of the Share Consolidation and any other changes to the Company’s authorized share capital in connection with and as necessary to effect the Share Consolidation.

Proposal Four	RESOLVED as special resolution that subject to and immediately following the Share Consolidation being effected, the relevant provisions of the memorandum and articles of association of the Company then in effect be amended to reflect the Share Consolidation.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, VStock Transfer LLC, you are a “Shareholder of Record” who may vote at the Annual General Meeting, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Annual General Meeting. Whether or not you plan to attend the Annual General Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the Annual General Meeting. As the ultimate beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Annual General Meeting. However, since you are not the Shareholder of Record, you may not vote these shares in person at the Annual General Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Annual General Meeting.

How do I vote before the Annual General Meeting?

If you are a registered shareholder, meaning that your ownership of shares is recorded in the Company’s register of members, you have the following voting options:

(1)	by Internet, which we encourage if you have Internet access, at the address shown on your proxy card;
(2)	by mail, by completing, signing, and returning the enclosed proxy card; or

(3)	during the Annual General Meeting cast vote in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Annual General Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us not less than forty-eight (48) hours before the time for holding the Annual General Meeting at which the person named in such instrument proposes to vote, (2) voting again over the Internet prior to the time of the Annual General Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker, or (3) voting at the Annual General Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” the proposal(s) concerned in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual General Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Annual General Meeting?

Your shares are counted as present at the Annual General Meeting if you attend the Annual General Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Annual General Meeting, at the commencement of the Annual General Meeting, there are two (2) registered shareholders entitled to vote and present in person (or, in the case of a registered shareholder being a corporation, by its duly authorized representative) or by proxy representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting. If within fifteen (15) minutes from the time appointed for the Annual General Meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Board of Directors, and if at such adjourned meeting a quorum is not present within fifteen (15) minutes from the time appointed for holding the Annual General Meeting, the shareholder(s) present in person (or, in the case of a shareholder being a corporation by its duly authorized representative) or by proxy and entitled to vote shall be a quorum and may transact the business for the Annual General Meeting.

How many votes are needed to approve the Company’s proposals?

Proposal One. The increase in authorized share capital and the dual-class share capital structure. This proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Two. The adoption of the second amended and restated memorandum and articles of association of the Company reflecting the amended authorized share capital. This proposal requires affirmative (“FOR”) votes of two-thirds of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Three. The consolidation of the Company’s shares. This proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Four. The amendment of the relevant provisions of the memorandum and articles of association of the Company then in effect to reflect the share consolidation. This proposal requires affirmative (“FOR”) votes of two-thirds of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Annual General Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Annual General Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Annual General Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the Nasdaq, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will have no effect on the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Annual General Meeting.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on Proposal One and Proposal Two because they are considered a non-routine matter.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual General Meeting.

PROPOSAL ONE
BY ORDINARY RESOLUTIONS,

TO AMEND THE AUTHORIZED SHARE CAPITAL OF THE COMPANY
(ITEM 1 ON THE PROXY CARD)

General

The Board of Directors recommended the shareholders of the Company to approve, by ordinary resolution, to amend the authorized share capital of the Company in the following manner and sequence (collectively, “Share Capital Changes”) with immediate effect:

(iv)	the Company’s authorized share capital be increased from US$50,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.00005 each to US$250,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00005 each, by the creation of an additional 4,000,000,000 ordinary shares of a par value of US$0.00005 each;

(v)	4,000,000,000 authorized ordinary shares of par value US$0.00005 each (including all of the existing issued ordinary shares) in the Company be re-designated and re-classified as 4,000,000,000 class A ordinary shares of par value US$0.00005 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as such class A ordinary shares; and

(vi)	1,000,000,000 authorized but unissued ordinary shares of par value of US$0.00005 each in the Company be cancelled and a new class of shares comprising of 1,000,000,000 class B ordinary shares of par value US$0.00005 each (the “Class B Ordinary Shares”), which will be entitled to fifty (50) votes per share, with the rights and privileges as set out in the Second Amended M&A (as defined below) be created, such that the authorized share capital of the Company shall become US$250,000 divided into (i) 4,000,000,000 class A ordinary shares of par value US$0.00005 each and (ii) 1,000,000,000 class B ordinary shares of par value US$0.00005 each.

Potential Effects

Following effectiveness of the Share Capital Changes, each Class A Ordinary Share would be entitled to one (1) vote and each Class B Ordinary Share would be entitled to fifty (50) votes on all matters subject to vote at general meetings of the Company, and with such other rights, preferences, and privileges as set forth in the Second Amended M&A (as defined below).

The Share Capital Changes will not affect in any way the validity or transferability of all existing issued shares of the Company or the trading of the Company’s shares on the Nasdaq Capital Market.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

Vote Required

This Proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO
BY SPECIAL RESOLUTIONS,

TO ADOPT THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY

(ITEM 2 ON THE PROXY CARD)

General

As a result of the Share Capital Changes, consequence amendments will need to be made to the existing memorandum and articles of association of the Company to reflect the amended authorized share capital of the Company and the new rights of Class B Ordinary Shares, the Board of Directors recommended the shareholders of the Company to approve, by special resolutions that the second amended and restated memorandum and articles of association of the Company as set forth in Appendix A to the notice of annual general meeting and the proxy statement (the “Second Amended M&A”) be adopted in in substitution for and to the exclusion of the memorandum and articles of association of the company currently in effect in its entirety with effect upon the Share Capital Changes taking effect.

Potential Effects

If shareholders approve this proposal, subject to the Share Capital Changes taking effect, the adoption of the Second Amended M&A will become effective upon the Share Capital Changes taking effect.

Vote Required

This Proposal requires affirmative (“FOR”) votes of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE
BY AN ORDINARY RESOLUTION, TO APPROVE THE CONSOLIDATION OF THE
COMPANY’S SHARES
(ITEM 3 ON THE PROXY CARD)

General

The Board of Directors, being aware of the fact that the Ordinary Shares of the Company has been trading on Nasdaq below Nasdaq’s minimum bid price requirement set forth in Nasdaq Listing Rules 5550(a)(2), and in order to maintain compliance with Nasdaq Listing Rules, including the minimum bid price requirement, has determined that in the event the Board is of the view that share consolidation of the Company’s shares is necessary to be in compliance with the said requirements and recommended the shareholders of the Company to approve, by ordinary resolutions that following the Share Capital Changes and conditional upon the approval of the Board of Directors, on an effective date within one (1) calendar year after the conclusion of the Annual General Meeting to be determined by the Board of Directors:

(i)	every one thousand (1,000) then existing issued and unissued class A ordinary shares of US$0.00005 par value each, or such lesser whole number of shares of not being less than two (2) as the Board of Directors may determine in its sole discretion, be consolidated into one (1) class A ordinary share (the “Consolidated Class A Ordinary Shares”), where such Consolidated Class A Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the then existing class A ordinary shares of the Company as set out in the Second Amended M&A;

(ii)	every one thousand (1,000) then existing issued and unissued class B ordinary shares of US$0.00005 par value each, or such lesser whole number of shares of not being less than two (2) as the Board of Directors may determine in its sole discretion, be consolidated into one (1) class B ordinary share (the “Consolidated Class B Ordinary Shares”), where such Consolidated Class B Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the then existing class B ordinary shares of the Company as set out in the Second Amended M&A;

(collectively, the “Share Consolidation”)

(iii)	all fractional entitlements to the issued Consolidated Class A Ordinary Shares and Consolidated Class B Ordinary Shares as resulted from the Share Consolidation will not be issued to the Shareholders and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number; and

(iv)	the Board of Directors be authorized and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the definitive ratio of the Share Consolidation, the effective date of the Share Consolidation and any other changes to the Company’s authorized share capital in connection with and as necessary to effect the Share Consolidation.

Purpose of the Share Consolidation

The Board of Directors’ primary objective in proposing the Share Consolidation is to raise the per share trading price of the shares of the Company. In particular, this will help us to maintain the listing of our Ordinary Shares or Class A Ordinary Shares on Nasdaq.

Delisting from Nasdaq may adversely affect our ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of investors to trade our securities and may negatively affect the value and liquidity of our Ordinary Shares or Class A Ordinary Shares. Delisting also could have other negative results, including the potential loss of employee confidence, the loss of institutional investors or interest in business development opportunities.

If we are delisted from Nasdaq and we are not able to list our Ordinary Shares or Class A Ordinary Shares on another exchange, our Ordinary Shares or Class A Ordinary Shares could be quoted on the OTC Markets or in the “pink sheets.” As a result, we could face significant adverse consequences including, among others:

●	a limited availability of market quotations for our securities;
●	a determination that our Ordinary Shares or Class A Ordinary Shares is a “penny stock” which will require brokers trading in our Ordinary Shares or Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;
●	a limited amount of news and little or no analyst coverage for us;

●	we would no longer qualify for exemptions from state securities registration requirements, which may require us to comply with applicable state securities laws; and
●	a decreased ability to issue additional securities (including pursuant to short-form registration statements on Form F-3) or obtain additional financing in the future.

As of the Record Date, we were not in compliance with Nasdaq’s minimum bid price requirement. The Board of Directors believes that the proposed Share Consolidation is a potentially effective means for us to regain or maintain compliance with the listing rules of Nasdaq and to avoid, or at least mitigate, the likely adverse consequences of our Ordinary Shares or Class A Ordinary Shares being delisted from Nasdaq by producing the immediate effect of increasing the bid price of our Ordinary Shares or Class A Ordinary Shares.

Determination of Ratio

The ratio of the Share Consolidation, if approved and implemented, will be a ratio of every one thousand (1,000) then existing issued and unissued class A ordinary shares of US$0.00005 par value each, or such lesser whole number of shares of not being less than two (2) as the Board of Directors may determine in its sole discretion, be consolidated into one (1) class A ordinary share; and every one thousand (1,000) then existing issued and unissued class B ordinary shares of US$0.00005 par value each, or such lesser whole number of shares of not being less than two (2) as the Board of Directors may determine in its sole discretion, be consolidated into one (1) class B ordinary share Even if approved by the shareholders of the Company, the Board of Directors will have discretion not to implement the Share Consolidation.

In determining the Share Consolidation ratio, the Board of Directors has considered numerous factors, including:

●	the historical and projected performance of our Ordinary Shares or Class A Ordinary Shares;
●	general economic and other related conditions prevailing in our industry and in the marketplace;
●	the projected impact of the selected Share Consolidation ratio on trading liquidity in our Ordinary Shares or Class A Ordinary Shares;
●	our capitalization (including the number of our Ordinary Shares or Class A Ordinary Shares issued and outstanding);
●	the prevailing trading price for our Ordinary Shares or Class A Ordinary Shares and the volume level thereof; and
●	potential devaluation of our market capitalization as a result of a Share Consolidation.

The purpose of asking for authorization to implement the Share Consolidation on the effective time to be determined by the Board of Directors is to give the Board of Directors the flexibility to take into account then-current market conditions and changes in price of our Ordinary Shares or Class A Ordinary Shares and to respond to other developments that may be deemed relevant when considering the appropriate ratio.

Potential Effects

The Share Consolidation will affect all of our shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company or proportionate voting power, except for minor adjustments due to the additional net share fraction that will need to be issued as a result of the treatment of fractional shares.

Accounting Matters

The Share Consolidation will increase the par value of our Class A Ordinary Shares and Class B Ordinary Shares, respectively, in proportion to the ratio of the Share Consolidation, as determined by the Board of Directors. As a result, on the relevant effective date(s), the number of authorized share capital would be reduced proportionate to the ratio of the Share Consolidation, as determined by the Board of Directors; however, the stated capital on our balance sheet attributable to the share capital will not be affected. The per share net loss and net book value of our equity will be retroactively increased for each period because there will be fewer securities outstanding.

Registration and Trading of the Ordinary Shares

The Share Consolidation will not affect the registration of the Ordinary Shares (or Class A Ordinary Shares upon change of authorized share capital) or the Company’s obligation to publicly file financial and other information with the SEC. When the Share Consolidation is implemented, the Ordinary Shares or Class A Ordinary Shares will begin trading on a post-consolidation basis on the relevant effective date(s) announced by the Company through press release. In connection with the Share Consolidation, the CUSIP number of the Ordinary Shares or Class A Ordinary Shares (which is an identifier used by participants in the securities industry to identify the Ordinary Shares or Class A Ordinary Shares) will change.

Fractional Shares

No fractional shares will be issued to any shareholders in connection with the Share Consolidation(s). Any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share, therefore each shareholder will be entitled to receive one Ordinary Share (or Class A Ordinary Share upon change of authorized share capital) in lieu of the fractional share that would have resulted from the Share Consolidation(s).

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation(s) to treat shareholders holding Ordinary Shares (or Class A Ordinary Shares upon change of authorized share capital) in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Ordinary Shares or Class A Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is required by the shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date , and mail new certificates to shareholders.

Certain Risks Associated with the Share Consolidation

Before voting on this proposal, you should consider the following risks associated with the implementation of the Share Consolidation:

●	Although we expect that the Share Consolidation will result in an increase in the market price of the Ordinary Shares or Class A Ordinary Shares, we cannot assure you that the Share Consolidation, if implemented, will increase the market price of the Ordinary Shares or Class A Ordinary Shares in proportion to the reduction in the number of the Ordinary Shares or Class A Ordinary Shares outstanding or result in a permanent increase in the market price. The effect the Share Consolidation may have upon the market price of the Ordinary Shares or Class A Ordinary Shares cannot be predicted with any certainty, and the history of similar Share Consolidation for companies in similar circumstances to ours is varied. The market price of the Ordinary Shares or Class A Ordinary Shares is dependent on many factors, including our business and financial performance, general market conditions, prospects for future success and other factors detailed from time to time in the reports we file with the SEC. Accordingly, the total market capitalization of the Ordinary Shares or Class A Ordinary Shares after the proposed Share Consolidation may be lower than the total market capitalization before the proposed Share Consolidation and, in the future, the market price of the Ordinary Shares or Class A Ordinary Shares following the Share Consolidation may not exceed or remain higher than the market price prior to the proposed Share Consolidation.

●	The Share Consolidation may result in some shareholders owning “odd lots” of less than 100 Ordinary Shares or Class A Ordinary Shares on a post-consolidation basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

●	While the Board of Directors believes that a higher share price may help generate investor interest, there can be no assurance that the Share Consolidation will result in a per share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of the Ordinary Shares or Class A Ordinary Shares may not necessarily improve.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FOUR
BY SPECIAL RESOLUTIONS,

TO AMEND MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY

(ITEM 4 ON THE PROXY CARD)

General

As a result of the Share Consolidation, consequence amendments will need to be made to the Second Amended M&A to reflect the amended authorized share capital of the Company, the Board of Directors recommended the shareholders of the Company to approve, by special resolutions that subject to and immediately following the Share Consolidation being effected, the relevant provisions of the memorandum and articles of association of the Company then in effect be amended to reflect the Share Consolidation.

Vote Required

This Proposal requires affirmative (“FOR”) votes of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

GENERAL

The Board of Directors does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual General Meeting. If any other matters should properly come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Annual General Meeting or other information related to the proxy solicitation, you may contact the Company at +852 4640 7018.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to DirectBooking Technology Co., Ltd., Room 2912, 29/F., New Tech Plaza 34 Tai Yau Street San Po Kong Kowloon, Hong Kong. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The SEC filings of the Company made electronically through the EDGAR system of the SEC are available to the public at the website of the SEC at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By order of the Board of Directors,

/s/ Tan Yu
Tan Yu
Chief Executive Officer, Chairman of the Board and Director

Hong Kong

December 2, 2025

Appendix A

Second Amended M&A